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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-234666
December 11, 2019

OneConnect Financial Technology Co., Ltd.

        OneConnect Financial Technology Co., Ltd., or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates.

        Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it, by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, New York, NY 10014, via telephone: 1-917-606-8487, or via email: prospectus@morganstanley.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, via telephone: 866-471-2526, or via facsimile: 212-902-9316, or via email: prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, USA, via telephone: 1-866-803-9204, or via email: prospectus-eq_fi@jpmchase.com; Ping An of China Securities (Hong Kong) Company Limited, Attention: ECM Department, Unit 3601, 36/F, The Center, 99 Queen's Road Central, Hong Kong, via telephone: 00852-3762-9766, or via email: prospectus@pingan.com; BofA Securities, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, via email: dg.prospectus_requests@baml.com; or HSBC Securities (USA) Inc., 452 5th Avenue, New York, New York 10018. You may also access the Company's most recent prospectus dated December 11, 2019, which is included in Amendment No. 3 to the Company's registration statement on Form F-1, or Amendment No. 3, as filed with the SEC on December 11, 2019, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1780531/000104746919006804/a2240278zf-1a.htm

        The following information supplements and updates the information contained in the Company's preliminary prospectus dated December 2, 2019. This free writing prospectus reflects the following amendments that were made in Amendment No. 3. All references to page numbers are to page numbers in Amendment No. 3.

(1)
Amendment No. 3 reflects the amendments that we anticipate the number of ADSs to be offered in our initial public offering will be 26,000,000 (or 29,900,000 if the underwriters exercise their overallotment option in full) and that the offering price per ADS will be between US$9.00 and US$10.00. The amendments of the number of ADSs offered and the offering price per ADS result in the following changes:

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Appendix I replaces the cover page in its entirety.

•
Appendix II replaces the sub-section "Prospectus Summary—The Offering" in its entirety.

•
Appendix III replaces the section "Use of Proceeds" in its entirety.

  •
  Appendix IV replaces the section "Capitalization" in its entirety.

  •
  Appendix V replaces the section "Dilution" in its entirety.

  •
  Appendix VI replaces the section "Principal and Selling Shareholders" in its entirety.

  •
  Appendix VII replaces the section "Expenses relating to this Offering" in its entirety.

  •
  Sen Rong's and Bo Yu's ownership after the IPO—Sen Rong Limited and Bo Yu Limited each owns 49.9% and 39.7%, respectively, of the total voting power of our outstanding ordinary shares as of the date of this prospectus and will each own 46.3% and 36.9% of the total voting power of our outstanding ordinary shares immediately upon completion of this offering, assuming the underwriters do not exercise their overallotment option.

  •
  Ordinary shares outstanding immediately after this offering—Immediately after the completion of this offering, we will have 1,081,720,664 ordinary shares outstanding, including 78,000,000 ordinary shares represented by ADSs, assuming the underwriters do not exercise their overallotment option.

  •
  ADSs outstanding upon completion of this offering—Upon completion of this offering, we will have 26,000,000 ADSs outstanding, representing approximately 7.2% of our outstanding ordinary shares, assuming the underwriters do not exercise their overallotment option.

  •
  Overallotment option—We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 3,900,000 additional ADSs from us at the public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions.

  •
  Dilution—You will experience immediate and substantial dilution of approximately US$8.05 per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between (1) our adjusted net tangible book value per ADS of US$1.45 as of September 30, 2019, after giving effect to (i) this offering and (ii) the issuances of an aggregate of 1,972,164 ordinary shares to Blossom View Limited and Gold Planning Limited on November 27, 2019 and to Great Lakes Global Limited on November 26, 2019, see "Description of Share Capital—History of Share Issuances" and (2) the assumed initial public offering price of US$9.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus.

  •
  Use of proceeds—We estimate that we will receive net proceeds of approximately US$232.7 million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$9.50 per ADS, which is the mid-point of the price range shown on the front cover page of this prospectus.

  •
  U.S dollar/Renminbi exchange rate sensitivity test—Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation/depreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB7.1477 for US$1.00 as of September 30, 2019 to a rate of RMB7.8625/6.4329 to US$1.00, will result in an increase/decrease of RMB166.4 million in our net proceeds from this offering. A 10% appreciation/depreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB7.0348 for US$1.00 as of December 6, 2019 to a rate of RMB7.7383/6.3313 to US$1.00, will result in a decrease/increase of RMB163.7 million in our net proceeds from this offering.

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  The estimated offering expenses—The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$3.9 million, which includes legal, accounting, and printing costs and various other fees associated with the registration of our ordinary shares and ADSs.

  •
  1% of the then-outstanding ordinary shares—1% of the then-outstanding ordinary shares of the same class, represented by ADSs or otherwise, which immediately after this offering will equal 10,817,207 ordinary shares, assuming the underwriters do not exercise their overallotment option.

(2)
Amendment No. 3 also reflects an indication of interest from China Ping An Insurance Overseas (Holding) Limited to purchase up to US$100 million of our ADSs in the offering. Besides the disclosures on indication of interest that have been included in Appendix I, II and VI, the following pages also have relevant disclosure on the indication of interest:

•
Add the following sentence after the second sentence in the fourth paragraph of the risk factor titled "Ping An Group is our strategic partner, our most important customer and our largest supplier. Any deterioration of our relationship with Ping An Group could have a material adverse effect on our results of operations, business and growth." on page 21.

    In addition, Ping An Overseas, a subsidiary of Ping An Group, has indicated an interest in purchasing up to US$100 million worth of the ADSs being offered in this offering, at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$9.50 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by Ping An Overseas would be up to 10,526,315 ADSs. If Ping An Overseas purchases these ADSs, the total ordinary shares beneficially owned by Ping An Group, through both Bo Yu and Ping An Overseas, would be 40.5% of our ordinary shares following this offering, assuming that the overallotment option is not exercised.

  •
  Replace "In addition" with "Furthermore" in the third sentence in the fourth paragraph of the risk factor titled "Ping An Group is our strategic partner, our most important customer and our largest supplier. Any deterioration of our relationship with Ping An Group could have a material adverse effect on our results of operations, business and growth." on page 21.

  •
  Add the following paragraph after the third sentence of the risk factor titled "An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly." on page 54.

    In addition, Ping An Overseas, a subsidiary of Ping An Group, our principal shareholder, has indicated an interest in purchasing up to US$100 million worth of our ADSs being offered in this offering. Assuming an initial price of US$9.50 per ADS, which is the midpoint of the estimated offering price, the ADSs purchased by Ping An Overseas would be up to 40.5% of the ADSs being offered in this offering, assuming that the underwriters do not exercise the overallotment option. Such an investment by Ping An Overseas could negatively affect the liquidity of the public trading market for our ADSs.

  •
  Add the following paragraph following the last paragraph of footnote (2) on page 179.

    China Ping An Insurance Overseas (Holding) Limited, or Ping An Overseas, a limited liability company incorporated in Hong Kong with its registered business address at Suite 2318 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong is a subsidiary of Ping An Group, which ultimately wholly controls Bo Yu Limited. Ping An Overseas has indicated an interest in purchasing up to US$100 million worth of the ADSs being offered in this offering. Assuming an initial public offering price of US$9.50 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by Ping An Overseas would be up to 10,526,315 ADSs, representing 31,578,945 ordinary shares. The numbers in the table above do not take into account the ADSs that Ping An Overseas may purchase in this offering.

  •
  Add the following after the last paragraph on page 181.

    Participation in the Offering

    Ping An Overseas, a subsidiary of Ping An Group, our principal shareholder, has indicated an interest in purchasing up to US$100 million worth of the ADSs being offered in this offering, at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$9.50 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by Ping An Overseas would be up to 10,526,315 ADSs, or approximately 40.5% of the ADSs being offered in this offering, assuming that the underwriters do not exercise their overallotment option. However, because this indication of interest is not a binding agreement or commitment to purchase, we and the underwriters are currently under no obligation to sell ADSs to Ping An Overseas and Ping An Overseas could determine to purchase more, fewer or no ADSs in this offering. The number of ADSs available for sale to the general public will be reduced to the extent that Ping An Overseas purchases these ADSs.

  •
  Add the following paragraph after the third paragraph on page 216

    Ping An Overseas, a subsidiary of Ping An Group, our principal shareholder, has indicated an interest in purchasing up to US$100 million worth of the ADSs being offered in this offering, at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$9.50 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by Ping An Overseas would be up to 10,526,315 ADSs, or approximately 40.5% of the ADSs being offered in this offering, assuming that the underwriters do not exercise their overallotment option. However, because this indication of interest is not a binding agreement or commitment to purchase, we and the underwriters are currently under no obligation to sell ADSs to Ping An Overseas and Ping An Overseas could determine to purchase more, fewer or no ADSs in this offering. The underwriters will not receive underwriting discounts or commissions on any ADSs purchased by Ping An Overseas.

(3)
Amendment No. 3 also reflects certain updates on critical accounting policies relating to transaction based services—business origination services as stated below:

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Replace the first paragraph under (b) Transaction based service—Business origination with the following paragraphs on page 111.

    We provide business origination services by assisting financial institutions in customer acquisition for their products including loans, wealth management products and insurance policies. We are only paid by the financial institutions if the leads we provide to them ultimately purchase the financial institution's products.

    In order to satisfy our performance obligation (that is, generating customer leads for financial institutions), we design marketing plans, source leads and analyze the leads. We generate customer leads for financial institutions through our own platform or from our channel partners. The leads sourced from our own platform and from our channel partners are grouped together and are screened and analyzed by us to ensure they meet customers' criteria. When the leads are sourced from channel partners, we determined that we are the principal in providing the business origination services to the financial institutions because we control the leads sourced from our channel partners, and we screen and analyze those leads before delivering them to customers. For business origination services, we are primarily responsible for fulfilling the promise to generate customer leads to financial institutions, and we have full discretion in establishing the price for these services we provide to financial institutions, as well as the selection of and determination of prices paid to the channel partners. Accordingly, we record revenue based on the gross amount payable by the financial institutions and record the amount payable to our channel partners as cost of revenue. We recognize revenue for business origination services when a referral is successfully accepted by a financial institution.

  •
  Replace the first paragraph under (b) Transaction based service—Business origination service with the following paragraphs on page F-32.

    The Group provides business origination services by assisting financial institutions in customer acquisition for their products including loans, wealth management products and insurance policies etc. The Group is only paid if the leads provided to the financial institution ultimately purchase the financial institution's products.

    In order to satisfy its performance obligation (that is, generating customer leads for financial institutions), the Group designs marketing plans, sources leads and analyzes the leads. The Group generates customer leads for financial institutions through its own platform or from channel partners. The leads, whether sourced from the Group's own platform or from the channel partners, are grouped together and are screened and analyzed by the Group to ensure that they meet customers' criteria. When the leads are sourced from the channel partners, the Group determined that it is the principal in providing the business origination services to the financial institutions because the Group controls the leads sourced from channel partners, screens and analyzes the leads before delivering those leads to customers. For business origination services, the Group is primarily responsible for fulfilling the promise to generate customer leads to financial institutions and has full discretion in establishing the price for the business origination services provided to financial institutions, as well as the selection of and determination of prices paid to channel partners. Accordingly, the Group records revenue based on the gross amount payable by the financial institutions and records the amount payable to the channel partners as cost of revenue. The revenue for business origination services is recognized when a referral is successfully accepted by financial institutions.

 Appendix I

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued December 11, 2019

26,000,000 American Depositary Shares

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Representing 78,000,000 Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing ordinary shares of OneConnect Financial Technology Co., Ltd.

We are offering 26,000,000 ADSs. Each ADS represents three ordinary shares, par value US$0.00001 per share. We anticipate the initial public offering price per ADS will be between US$9.00 and US$10.00.

Prior to this offering, there has been no public market for the ADSs or our shares. We have been approved to list our ADSs on the New York Stock Exchange, under the symbol "OCFT."

We are an "emerging growth company" under applicable United States federal securities laws and are eligible for reduced public company reporting requirements.

See "Risk Factors" on page 18 to read about factors you should consider before buying the ADSs.

PRICE US$              PER ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Us
Per ADS	US$	US$	US$
Total	US$	US$	US$

(1)
For additional information on underwriting compensation, see "Underwriting."

We have granted the underwriters a 30-day option to purchase up to an aggregate of 3,900,000 additional ADSs from us at the initial public offering price less the underwriting discounts and commissions.

China Ping An Insurance Overseas (Holding) Limited, or Ping An Overseas, a subsidiary of Ping An Group, our principal shareholder, has indicated an interest in purchasing up to US$100 million worth of the ADSs being offered in this offering, at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$9.50 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by Ping An Overseas would be up to 10,526,315 ADSs, or approximately 40.5% of the ADSs being offered in this offering, assuming that the underwriters do not exercise their overallotment option. However, because this indication of interest is not a binding agreement or commitment to purchase, we and the underwriters are currently under no obligation to sell ADSs to Ping An Overseas and Ping An Overseas could determine to purchase more, fewer or no ADSs in this offering.

The United States Securities and Exchange Commission and state regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in New York, New York on                   , 2019.

Morgan Stanley	Goldman Sachs (Asia) L.L.C.	J.P. Morgan	Ping An of China Securities
(Hong Kong) Company Limited

BofA Securities	HSBC

CLSA	KeyBanc Capital Markets

(in no particular order)

Prospectus dated                  , 2019.

 Appendix II

 The Offering

Offering price	We currently estimate that the initial public offering price will be between US$9.00 and US$10.00 per ADS.
ADSs offered by us	26,000,000 ADSs (or 29,900,000 ADSs if the underwriters exercise their over-allotment option in full).
ADSs outstanding immediately after this offering	26,000,000 ADSs (or 29,900,000 ADSs if the underwriters exercise their over-allotment option in full)
Ordinary shares issued and outstanding immediately after this offering	1,081,720,664 ordinary shares (or 1,093,420,664 ordinary shares if the underwriters exercise their over-allotment option in full)
The ADSs	Each ADS represents three ordinary shares, par value US$0.00001 per share.

The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any such exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 3,900,000 ADSs.

Use of proceeds

We expect that we will receive net proceeds of approximately US$232.7 million from this offering, or approximately US$268.2 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of US$9.50 per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering primarily for enhancement of our platform and technology capabilities, international expansion and strategic investments, sales and marketing activities, and general corporate purposes. See "Use of Proceeds" for more information.

Underwriting

We expect to enter into an underwriting agreement with Morgan Stanley & Co. LLC, Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC, Ping An of China Securities (Hong Kong) Company Limited ("Ping An Securities"), BofA Securities, Inc. and HSBC Securities (USA) Inc. with respect to the ADSs being offered. Ping An Securities is a subsidiary of Ping An Group. Bo Yu Limited, one of our principal shareholders, is ultimately controlled by Ping An Group. See "Underwriting" for more information.

Lock-up

We, our directors, executive officers and our current shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions See "Shares Eligible for Future Sale" and "Underwriting."

Indication of Interest

Ping An Overseas, a subsidiary of Ping An Group, our principal shareholder, has indicated an interest in purchasing up to US$100 million worth of the ADSs being offered in this offering, at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$9.50 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by a subsidiary of Ping An Overseas would be up to 10,526,315 ADSs, or approximately 40.5% of the ADSs being offered in this offering, assuming that the underwriters do not exercise their overallotment option. However, because this indication of interest is not a binding agreement or commitment to purchase, we and the underwriters are currently under no obligation to sell ADSs to Ping An Overseas and Ping An Overseas could determine to purchase more, fewer or no ADSs in this offering.

Listing

We have been approved to list our ADSs on the New York Stock Exchange under the symbol "OCFT." Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2019.
Depositary	JPMORGAN CHASE BANK, N.A.

 Appendix III

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$232.7 million, or approximately US$268.2 million if the underwriters exercise their over-allotment options in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$9.50 per ADS, which is the mid-point of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$9.50 per ADS would increase (decrease) the net proceeds to us from this offering by US$24.9 million, or US$28.6 million if the underwriters exercise their option to purchase additional ADSs in full, assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

        The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

  •
  approximately US$93.1 million for enhancement of our platform and technology capabilities;

  •
  approximately US$34.9 million for international expansion and strategic investments;

  •
  approximately US$23.3 million for sales and marketing activities to enhance our brand and acquire customers; and

  •
  the balance for general corporate purposes.

        The plans outlined above represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See "Risk Factors—Risks Related to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree."

        In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our wholly foreign owned subsidiary in China through loans or capital contributions and to our variable interest entity through loans. Such loans and capital contributions are subject to PRC regulations, approvals, permits, registrations and filings, and requirements of the relevant authorities. Capital contributions to our PRC subsidiaries must be approved by or filed with MOFCOM or its local counterparts, and loans by us to our PRC subsidiaries and VIEs and their subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business." We expect that all the net proceeds from this offering will be used in the PRC in the form of Renminbi and mainly by funding our wholly foreign owned subsidiary through capital contributions. In general, the relevant registration and approval procedures for capital contributions typically take approximately eight weeks to complete. We currently see no material obstacles in completing the registration and approval procedures with respect to future capital contributions to our wholly foreign owned subsidiary.

 Appendix IV

 CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2019:

  •
  on an actual basis;

  •
  on an as-adjusted basis to reflect (i) the sale of 78,000,000 ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$9.50 per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) the issuances of an aggregate of 1,972,164 ordinary shares to Blossom View Limited and Gold Planning Limited on November 27, 2019 and to Great Lakes Global Limited on November 26, 2019. See "Description of Share Capital—History of Share Issuances."

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2019
	Actual		As-adjusted(1)
	RMB	US$	RMB	US$
	(in thousands)
Equity:
Share capital	66	10	72	11
Shares held for share option scheme	(88,280)	(12,351)	(88,280)	(12,351)
Other reserves	6,393,047	894,420	8,162,305	1,141,948
Accumulated losses	(3,383,943)	(473,431)	(3,383,943)	(473,431)

Equity attributable to equity owners of the Company	2,920,890	408,648	4,690,154	656,177

Total equity and liabilities	8,170,252	1,143,060	9,939,516	1,390,589

(1)
The as-adjusted information discussed above is illustrative only. Our total shareholders' equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

 Appendix V

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of September 30, 2019 was approximately US$275.1 million, or US$0.27 per ordinary share and US$0.82 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$3.17 per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in net tangible book value after September 30, 2019, other than to give effect to (i) our sale of the ADSs offered in this offering at the assumed initial public offering price of US$9.50 per ADS, which is the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the issuances of an aggregate of 1,972,164 ordinary shares to Blossom View Limited and Gold Planning Limited on November 27, 2019 and to Great Lakes Global Limited on November 26, 2019, see "Description of Share Capital—History of Share Issuances," our as-adjusted net tangible book value as of September 30, 2019 would have been US$522.6 million, or US$0.48 per ordinary share and US$1.45 per ADS. This represents an immediate increase in net tangible book value of US$0.21 per ordinary share and US$0.63 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$2.69 per ordinary share and US$8.05 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	3.17	US$	9.50
Net tangible book value as of September 30, 2019	US$	0.27	US$	0.82
As-adjusted net tangible book value after giving effect to (i) this offering; and (ii) the issuances of an aggregate of 1,972,164 ordinary shares to Blossom View Limited and Gold Planning Limited on November 27, 2019 and to Great Lakes Global Limited on November 26, 2019	US$	0.48	US$	1.45
Amount of dilution in net tangible book value to new investors in this offering	US$	2.69	US$	8.05

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$9.50 per ADS would increase (decrease) our as-adjusted net tangible book value after giving effect to this offering by US$24.9 million, the as-adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.02 per ordinary share and US$0.07 per ADS and the dilution in as-adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.31 per ordinary share and US$0.93 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

        The following table summarizes, on an as-adjusted basis as of September 30, 2019, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (represented by ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased
			Total Consideration			Average Price Per Ordinary Share
								Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	1,003,720,664	92.8%	US$	945,791,156	79.3%	US$	0.94	US$	2.83
New investors	78,000,000	7.2%	US$	247,000,000	20.7%	US$	3.17	US$	9.50

Total	1,081,720,664	100.0%	US$	1,192,791,156	100.0%

        The as-adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 24,168,250 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of US$3.03 per share, and there are 39,697,350 ordinary shares available for future issuance upon the exercise of future grants under our share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

 Appendix VI

 PRINCIPAL SHAREHOLDERS

        Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our ordinary shares.

        The calculations in the table below are based on 1,003,720,664 ordinary shares on a an as-converted basis outstanding as of the date of this prospectus, and 1,081,720,664 ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after the date of this prospectus, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%†	Number	%†
Directors and Executive Officers*:
Wangchun Ye	—	—	—	—
Rong Chen	—	—	—	—
Sin Yin Tan	—	—	—	—
Rui Li	—	—	—	—
Wenwei Dou	—	—	—	—
Min Zhu	—	—	—	—
Qi Liang	—	—	—	—
Yaolin Zhang	—	—	—	—
Tianruo Pu	—	—	—	—
Han Qiu	—	—	—	—
Yuxiang Huang	—	—	—	—
Runzhong Huang	—	—	—	—
Lo Wei Jye Jacky	—	—	—	—
All Directors and Executive Officers as a Group	—	—	—	—
Principal Shareholders:
Sen Rong Limited(1)	501,300,000	49.9%	501,300,000	46.3%
Bo Yu Limited(2)	398,700,000	39.7%	398,700,000	36.9%
SBI StellarS and its affiliated entities(3)	61,333,332	6.1%	61,333,332	5.7%

*
Except as otherwise indicated below, the business address of our directors and executive officers is 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People's Republic of China.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of an option, warrant or other right within 60 days after the date of this prospectus. The total number of ordinary shares outstanding as of the date of this prospectus is 1,003,720,664. The total number of ordinary shares outstanding upon completion of this offering will be 1,081,720,664, including 78,000,000 ordinary shares to be sold by us in this offering in the form of ADSs.

(1)
The number of ordinary shares beneficially owned prior to this offering represents 501,300,000 ordinary shares held of record by Sen Rong Limited, a company incorporated in the British Virgin Islands. The registered business address of Sen Rong Limited is at the office of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Xin Ding Heng Limited, Yi Chuan Jin Limited and Rong Chang Limited, each incorporated in the British Virgin Islands, holds 13.2%, 39.9% and 47.0% of the shares of Sen Rong Limited, respectively. The registered business address of Xin Ding Heng Limited is at the office of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The registered business address of Yi Chuan Jin Limited is at the office of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The registered business address of Rong Chang Limited is at the office of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

Xin Ding Heng Limited is the administrator of our share incentive plan, and implements our board's decision with respect to our share incentive plan. Xin Ding Heng Limited, through Sen Rong Limited, indirectly holds 66,171,600 of our ordinary shares, which represent the maximum aggregate number of ordinary shares that can be issued under our 2019 Plan. Sen Rong Limited, Yi Chuan Jin Limited, and Rong Chang Limited have agreed that Sen Rong Limited will follow Xin Ding Heng Limited's instruction when a share incentive plan participant exercises share awards, to either (i) transfer the ordinary shares under our share incentive plan to relevant participant or (ii) sell these ordinary shares on behalf of such participant. Sen Rong Limited, Xin Ding Heng Limited, Yi Chuan Jin Limited and Rong Chang Limited agree to further discuss and agree on measures to resolve the potential dilutive impact on Yi Chuan Jin Limited and Rong Chang Limited's shareholding interest in our shares as a result of such transfer or sale. As a result of this arrangement, Xin Ding Heng Limited may be deemed to be a beneficial owner of 66,171,600 of our ordinary shares.

Xin Ding Heng Limited and Yi Chuan Jin Limited have executed an appointment letter pursuant to which they have agreed to act together with Rong Chang Limited for the purpose of exercising their shareholders' rights in Sen Rong Limited, and have appointed Rong Chang Limited as their proxy to attend and vote their shares in Sen Rong Limited's shareholders' meetings. As a result of this arrangement, Rong Chang Limited may be deemed to be a beneficial owner of our ordinary shares held by Sen Rong Limited. Rong Chang Limited disclaims beneficial ownership of the shares it holds, except to the extent of its pecuniary interests therein. Rong Chang Limited is a company directly held by two individuals, Ms. Wenjun Wang and Mr. Wenwei Dou, who is our director and a senior attorney in Ping An Insurance (Group) Company of China, Ltd., as nominee shareholders to hold the shares of Rong Chang Limited on behalf of certain senior employees of Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries or associates, or the RC Beneficiaries. The nominee shareholders act upon, and vote and pass shareholders' resolutions in relation to the matters of Rong Chang Limited in accordance with, instructions from a five-person management committee, or the RC Management Committee. The five members of the RC Management Committee, which consist of Jun Yao, Jianrong Xiao, Peng Gao, Wenwei Dou and Wenjun Wang, represent the RC Beneficiaries in making investment decisions for and supervise the management and operation of Rong Chang Limited. The five members of the RC Management Committee are employees of Ping An Group and its subsidiaries, and none of them is our employee. Except for Mr. Wenwei Dou, who is our director, none of the members of the RC Management Committee is our director or senior management. None of the members of the RC Management Committee is a director or senior management of Ping An Insurance (Group) Company of China, Ltd.

(2)
The number of ordinary shares beneficially owned prior to this offering represents 398,700,000 ordinary shares held of record by Bo Yu Limited, a company incorporated in the British Virgin Islands. Bo Yu Limited is ultimately wholly controlled by Ping An Insurance (Group) Company of China, Ltd., a company incorporated under the laws of the PRC whose shares are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The registered business address of Bo Yu Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Each shareholder of Yi Chuan Jin Limited—Jie Li and Liang Xu, who are our employees—has granted an option to Bo Yu Limited to purchase up to 100% of his/her shares in Yi Chuan Jin Limited, or the Offshore Call Options. Yi Chuan Jin Limited holds 39.9% of the shares of Sen Rong Limited, which in turn beneficially owns 49.9% of our ordinary shares prior to this offering. Please refer to note (1) to our beneficial ownership table above. Each shareholder of Yi Chuan Jin Limited is entitled to his/her voting and other rights in Yi Chuan Jin Limited prior to Bo Yu Limited's exercise of the Offshore Call Options.

The shareholders of Yi Chuan Jin Limited also hold the entire equity interest in Shenzhen Lanxin Enterprise Management Co., Ltd., or Shenzhen Lanxin, which is one of the nominee shareholders of one of our VIEs, Shenzhen OneConnect and holds 22.2% of the equity interest in Shenzhen OneConnect. Each of them has granted an option to Shenzhen Ping An Financial Technology Consulting Co., Ltd., the parent company of Bo Yu Limited, to purchase up to 100% of his equity interest in Shenzhen Lanxin or the Onshore Call Options, and together with the Offshore Call Options, the Call Options.

The Call Options are exercisable concurrently, in whole or in part, during the ten-year period beginning one year after the date of this offering, and such ten-year period may be extended by Bo Yu Limited by written notice.

The exercise price of the Offshore Call Options is calculated pursuant to a formula, which is based upon a predetermined value, as adjusted by (1) comparing the market price of our ADSs representing our ordinary shares to the price of our ordinary shares paid by our A-round investors and (2) dividends, distributions and certain dilutive events. Bo Yu Limited may only exercise the Offshore Call Options when the exercise price reflects an effective price for our ordinary shares that is at or below the 30 day average closing price immediately prior to the date of exercise. The exercise price of the Onshore Call Options is calculated pursuant to a formula, which is based on a predetermined value of approximately RMB257.6 million plus an amount equal to approximately RMB345.9 million times 6.8% per annum, net of any amounts previously made in respect of such rate.

  The aggregate exercise price of the Call Options is expected to be substantially attributable to the exercise price of the Onshore Call Options.

  China Ping An Insurance Overseas (Holding) Limited, or Ping An Overseas, a limited liability company incorporated in Hong Kong with its registered business address at Suite 2318 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong is a subsidiary of Ping An Group, which ultimately wholly controls Bo Yu Limited. Ping An Overseas has indicated an interest in purchasing up to US$100 million worth of the ADSs being offered in this offering. Assuming an initial public offering price of US$9.50 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by Ping An Overseas would be up to 10,526,315 ADSs, representing 31,578,945 ordinary shares. The numbers in the table above do not take into account the ADSs that Ping An Overseas may purchase in this offering.

(3)
The number of ordinary shares beneficially owned prior to this offering represents (i) 27,333,334 ordinary shares held of record by SBI Stellars Fintech Fund I LP, (ii) 1,999,998 ordinary shares held of record by SBI Stellars Fintech Fund II LP, and (iii) 32,000,000 ordinary shares held of record by SBI Stellars Fintech Fund III LP. SBI Stellars Fintech Fund I LP, SBI Stellars Fintech Fund II LP and SBI Stellars Fintech Fund III LP are controlled by StellarS Capital Limited, a company incorporated in the Cayman Islands, which is ultimately controlled by Mr. Mao Zhang. SBI Stellars Fintech Fund I LP, SBI Stellars Fintech Fund II LP, and SBI Stellars Fintech Fund III LP are Cayman limited partnership, respectively. The registered business address of SBI Stellars Fintech Fund I LP, SBI Stellars Fintech Fund II LP and SBI Stellars Fintech Fund III LP is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The registered business address of StellarS Capital Limited is the offices of Smeets Corporate Services Limited, Suite 2206, Cassia Court, 72 Market Street, Camana Bay, P.O. Box 30869, Grand Cayman KY1-1204.

        As of the date of this prospectus, none of our ordinary shares outstanding is held by any record holders in the United States.

        Except as described hereof, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

 Appendix VII

 EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the stock exchange application and listing fee, all amounts are estimates.

SEC Registration Fee	US$38,810
FINRA Fee	US$45,350
Stock Exchange Application and Listing Fee	US$169,600
Printing and Engraving Expenses	US$500,000
Legal Fees and Expenses	US$2,000,000
Accounting Fees and Expenses	US$700,000
Miscellaneous	US$434,400

Total	US$3,888,160

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OneConnect Financial Technology Co., Ltd.
Appendix I
(in no particular order)
Appendix II
The Offering
Appendix III
USE OF PROCEEDS
Appendix IV
CAPITALIZATION
Appendix V
DILUTION
Appendix VI
PRINCIPAL SHAREHOLDERS
Appendix VII
EXPENSES RELATED TO THIS OFFERING